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                            October 7, 2021

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-257302

       Dear Mr. Leung:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed September 27, 2021

       Prospectus Cover Page, page 3

   1. We note your response to comment 1, as well as your amended disclosure regarding the
                                                        "risks associated with
having the majority of [y]our operations in Hong Kong . . . ."
                                                        Please also disclose
that you are based in Hong Kong, as you disclose on page 7.
       Emerging risks for us being based in and having the majority of our operations in Hong Kong,
       China., page 7

   2. We note your response to comment 2, as well as your amended disclosure that the PRC government "may exert
more control over offerings conducted overseas and/or foreign investment in Hong
Kong-based issuers, which could result in a material change in our operations and/or the
value of our common stock." Please also specifically address the
 Tin Lung David Leung
New Momentum Corp.
October 7, 2021
Page 2
      risk that such exertion of control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3.    We note your amended disclosure that "Hong Kong   s legislature adopts
laws that are
      congruent with PRC government policies, laws and regulations" and that "legal developments in the PRC will significantly affect [y]our business . . . .." Please specifically also address the risk arising from the uncertainty arising from the possible enforcement of China's laws in Hong Kong, including the recent implementation of the
      National Security Law in Hong Kong.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                             Sincerely,
FirstName LastNameTin Lung David Leung
                                                             Division of
Corporation Finance
Comapany NameNew Momentum Corp.
                                                             Office of Trade &
Services
October 7, 2021 Page 2
cc:       Thomas E. Puzzo, Counsel
FirstName LastName